

March 1, 2005
Our Ref. No. 200410211353
Prudential Insurance
Company of America
File No. 801-12484

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated March 1, 2005 requests our assurance that we would not recommend enforcement action to the Commission against Prudential Insurance Company of America ("Prudential") pursuant to the investment adviser codes of ethics rule, Rule 204A-1 under the Investment Advisers Act of 1940 (the "Advisers Act"), if Prudential does not comply with the requirements of Rule 204A-1 with respect to certain of Prudential's supervised persons, defined below as "non-advisory personnel." You also seek our assurance that we would not recommend enforcement action to the Commission against Prudential pursuant to Rule 204-2 under the Advisers Act if Prudential does not comply with the recordkeeping requirements of paragraph (a)(12)(iii) of Rule 204-2 with respect to its "non-advisory personnel."

Facts

You state that Prudential is a life insurance company organized under New Jersey law whose primary business is life insurance. You state, however, that Prudential also engages in the following limited investment advisory activities ("Prudential's investment advisory activities"). You state that, in its retirement services unit, which does business under the name "Prudential Retirement," Prudential currently provides investment advisory services to a state employee retirement plan and arranges for its registered investment advisory affiliates to make available such services to other governmental and corporate retirement plans in conjunction with retirement recordkeeping services and stable value wrap products. In addition, Prudential has a small number of institutional investment advisory clients, primarily defined benefit retirement plans, which are a legacy of broader investment advisory activities that it previously conducted. Finally, Prudential serves as an investment manager with respect to assets that are held in various types of unregistered separate accounts. An affiliate of Prudential that is a registered investment adviser acts as sub-adviser and manages the relevant separate accounts on a day-to-day basis. You state that due to these limited investment advisory activities, Prudential is required to maintain its registration under the Advisers Act.

You state that fewer than 100 of Prudential's approximately 12,000 supervised persons are involved, either directly or indirectly, in Prudential's investment advisory activities ("investment advisory personnel"). You represent that Prudential counts as investment advisory personnel all supervised persons, both non-clerical and clerical, who are directly or indirectly involved in Prudential's investment advisory activities, as well as all supervised persons, both non-clerical and clerical, who are "access persons" as defined in Rule 204A-1.[1]

You state that Prudential's remaining 11,900-plus supervised persons – the majority of Prudential's workforce – are "non-advisory personnel." You state that non-advisory personnel have no involvement, either directly or indirectly, in Prudential's investment advisory activities, have no access to nonpublic information about Prudential's investment advisory activities, and are involved solely in Prudential's insurance businesses.[2] You represent that Prudential does not count as non-advisory personnel anyone who is involved, either directly or indirectly, in Prudential's investment advisory activities or anyone who would be considered an "access person" under Rule 204A-1.

You are concerned that Rule 204A-1, as described below, would require Prudential to subject to its investment adviser code of ethics all of its approximately 12,000 supervised persons, to provide a copy of its code to each of them and to obtain from each an acknowledgement of the person's receipt of a copy of the code. In addition, you are concerned that Rule 204-2(a)(12)(iii), as described below, would require Prudential to maintain a record of each of these 12,000 acknowledgements. You assert that the application of these requirements to Prudential's 11,900-plus supervised persons who are non-advisory personnel would do little to further the purpose underlying Rule 204A-1 and would be unnecessarily time-consuming and burdensome to administer. Accordingly, you request relief from these requirements, as described below.

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[1] Rule 204A-1(e)(1)(i) defines the term "access person" as any supervised person:

> (A) Who has access to nonpublic information regarding any clients' purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund, or
> (B) Who is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic.

The term "access person" includes all employees who communicate investment advice to clients as well as "[a]dministrative, technical, and clerical personnel ... if their functions or duties give them access to nonpublic information." Investment Advisers Act Release No. 2256 (July 2, 2004) (release adopting Rule 204A-1) (the "Adopting Release").

[2] You state that Prudential's insurance businesses consist of engaging in the types of insurance activities authorized by the State of New Jersey Department of Insurance (life, health, annuities and variable contracts) as well as related services (such as retirement plan recordkeeping and providing administrative, technical and corporate services to affiliated companies in accordance with service contracts approved by the State of New Jersey Department of Insurance). You represent that it is possible for an individual to be involved in both Prudential's insurance and advisory businesses, and that Prudential treats such individuals as investment advisory personnel.

Analysis

Rule 204A-1 requires every registered investment adviser to establish, maintain, and enforce a written investment adviser code of ethics that is applicable to its "supervised persons." Section 202(a)(25) of the Advisers Act defines the term "supervised persons" to include all of the adviser's partners, officers, directors, and employees.[3]

The purpose of the investment adviser code of ethics required by Rule 204A-1 is to reinforce, by means of written standards of conduct, the fiduciary principles that govern the investment advisory business and thereby prevent an investment adviser's supervised persons from engaging in fraud.[4] The Rule accomplishes this by, among other things, requiring a code of ethics to contain the following provisions applicable to an investment adviser's supervised persons ("supervised persons provisions"):

(a)(1) A standard (or standards) of business conduct that [an investment adviser] require[s] of [its] supervised persons, which standard must reflect [the investment adviser's] fiduciary obligations and those of [its] supervised persons;

(a)(2) Provisions requiring [an investment adviser's] supervised persons to comply with applicable federal securities laws;

. . .

(a)(4) Provisions requiring supervised persons to report any violations of [an investment adviser's] code of ethics promptly to [the investment adviser's] chief compliance officer or, provided [the investment adviser's] chief compliance officer also receives reports of all violations, to other persons [the investment adviser] designate[s] in [its] code of ethics; and

(a)(5) Provisions requiring [an investment adviser] to provide each of [its] supervised persons with a copy of [its] code of ethics and any amendments, and requiring [an investment adviser's] supervised persons to provide [the investment adviser] with a written acknowledgment of their receipt of the code and any amendments.[5]

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[3] See Advisers Act section 202(a)(25). See also Adopting Release n.23. The term "supervised persons" includes clerical employees, see Advisers Act section 202(a)(25), and all employees who are considered "access persons" under Rule 204A-1, see Rule 204A-1(e)(1)(i) (defining "access persons" as a subset of "supervised persons").

[4] See Adopting Release.

[5] Rule 204A-1(a)(1), (2), (4), (5). Other requirements of the Rule address supervised persons who are "access persons." See, e.g., Paragraph (a)(3) of Rule 204A-1.

In connection with the requirements of Rule 204A-1(a)(5), Advisers Act Rule 204-2(a)(12)(iii) requires an investment adviser to maintain "[a] record of all written acknowledgements as required by [Rule 204A-1(a)(5)] for each person who is currently, or within the past five years was, a supervised person of the investment adviser."

You state that it is appropriate for the requirements of Rule 204A-1 and Rule 204-2(a)(12)(iii) to apply to all of an investment adviser's supervised persons when the registered investment adviser is engaged primarily in providing investment advice. You object, however, to the breadth of persons covered by paragraphs (a)(1), (a)(2), (a)(4) and (a)(5) of Rule 204A-1 and paragraph (a)(12)(iii) of Rule 204-2 – by virtue of the Rules' use of the term "supervised persons" – as applied to a registered investment adviser such as Prudential that primarily engages in a business other than the investment advisory business, engages in only limited investment advisory activities, has a large workforce, and the vast majority of whose personnel are non-advisory personnel. You therefore request our assurance that we would not recommend enforcement action to the Commission against Prudential under these Rules if Prudential's code of ethics contains supervised persons provisions that apply to Prudential's investment advisory personnel, but not to its non-advisory personnel, and if Prudential maintains a record of written acknowledgements for its investment advisory personnel, but not for its non-advisory personnel.

You contend that excluding non-advisory personnel from the supervised persons provisions of Prudential's code of ethics would not frustrate the purpose of Rule 204A-1. In particular, you contend that the supervised persons provisions in the code apply to all of Prudential's investment advisory personnel and, therefore, apply to those supervised persons who are likely to benefit from receiving and being subject to the requirements of a code of ethics that reinforces the fiduciary principles governing Prudential's investment advisory business. In addition, you generally contend that application of the supervised persons provisions to all of Prudential's supervised persons, including its non-advisory personnel, would not be very useful because the code of ethics would not be relevant to Prudential's insurance businesses.

You also contend that Prudential's application of the requirements of Rule 204A-1 and Rule 204-2(a)(12)(iii) to only its investment advisory personnel would alleviate the otherwise very time-consuming and burdensome administrative task of monitoring the delivery of Prudential's code of ethics to each of its 11,900-plus non-advisory personnel, the receipt of written acknowledgements from each of those 11,900-plus non-advisory personnel, and the maintenance of a record of written acknowledgements for each of those 11,900-plus non-advisory personnel. In support of your request, you state that we previously have provided no-action assurances to registered investment advisers like Prudential that are large insurance companies primarily engaged in the business of insurance, when the advisers in question sought to tailor certain Advisers Act disclosure and recordkeeping requirements so that they were applicable only to officers and employees involved in the advisers' investment advisory activities.[6]

Based upon the facts and representations contained in your letter, we would not recommend that the Commission take any enforcement action against Prudential pursuant to Rule 204A-1 under the Advisers Act if Prudential does not comply with the requirements of Rule 204A-1 with respect to certain of Prudential's supervised persons defined above as "non-advisory personnel."[7] In addition, we would not recommend that the Commission take any enforcement action against Prudential pursuant to Rule 204-2 under the Advisers Act if Prudential does not comply with the requirements of paragraph (a)(12)(iii) of Rule 204-2 with respect to its "non-advisory personnel."[8] These conclusions are based on all of the facts and representations set forth in your letter. You should note that any different facts or representations might require different conclusions.



Susan I. Brown
Staff Attorney

[6] You cite the following no-action letters: Northwestern National Life Insurance Co. (pub. avail. Jan. 6, 1983); Mutual Life Insurance Co. of New York (pub. avail. March 2, 1978); Prudential Insurance Co. of Am. (pub. avail. June 3, 1977); Metropolitan Life Insurance Co. (pub. avail. Jan. 13, 1972); General American Life Insurance Co. (pub. avail. Jan. 4, 1972); Prudential Insurance Co. of Am. (pub. avail. Dec. 18, 1971).

[7] The staff understands the term "non-advisory personnel," as defined above, to exclude personnel involved in solicitation or sales activity related to investment advisory services.

[8] These conclusions generally confirm the guidance that the staff provided orally on January 21, 2005 to Kenneth J. Berman of Debevoise & Plimpton LLP.

DEBEVOISE & PLIMPTON LLP

555 13th Street N.W.
Washington, D.C. 20004
Tel 202 383 8000
Fax 202 383 8118
www.debevoise.com

March 1, 2005

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Investment Adviser Codes of Ethics/Rule 204A-1

Dear Mr. Scheidt:

The Prudential Insurance Company of America ("Prudential") is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Act"). As discussed in greater detail below, Rule 204A-1 requires that a code of ethics contain certain provisions applicable to "supervised persons" of a registered investment adviser. The application of these provisions to employees of Prudential who, while technically supervised persons, are not directly or indirectly involved in Prudential's investment advisory activities, does not appear to be consistent with the purposes of Rule 204A-1.

On behalf of Prudential, we respectfully request the staff's assurance that it would not recommend enforcement action to the Commission against Prudential if Prudential does not comply with the requirements of Rule 204A-1 with respect to certain of Prudential's supervised persons, defined below as "non-advisory personnel." We also seek the staff's assurance that it would not recommend enforcement action to the Commission against Prudential pursuant to Rule 204-2 under the Act if Prudential does not comply with the recordkeeping requirements of paragraph (a)(12)(iii) of Rule 204-2 (the "delivery and acknowledgment record provision") with respect to its non-advisory personnel.

Prudential's Business

Prudential is a life insurance company organized under New Jersey law. Its corporate home office is located in Newark, New Jersey. Prudential is authorized to do business in all fifty States, the District of Columbia, Guam, the U.S. Virgin Islands, Puerto Rico and Canada. As of December 31, 2004, Prudential had total assets of approximately $207 billion.

Prudential's primary business is life insurance. It also engages in the following limited investment advisory activities. In its retirement services unit, which does business under the name "Prudential Retirement," Prudential currently provides investment advisory services to a state employee retirement plan and arranges for its registered investment advisory affiliates to make available such services to other governmental and corporate retirement plans in conjunction with retirement record-keeping services and stable value wrap products. In addition, Prudential has a small number of institutional investment advisory clients, primarily defined benefit retirement plans, which are a legacy of broader investment advisory activities it previously conducted. Finally, Prudential is designated as an investment manager with respect to assets that are held in various types of unregistered separate accounts. In each case, an affiliate of Prudential that is a registered investment adviser acts as sub-adviser and manages the relevant separate accounts on a day-to-day basis. Due to these limited investment advisory activities, Prudential maintains its registration under the Act.

Fewer than 100 of Prudential's approximately 12,000 supervised persons are involved, either directly or indirectly, in Prudential's investment advisory activities ("investment advisory personnel"). Prudential treats as investment advisory personnel all supervised persons, both non-clerical and clerical, who are directly or indirectly involved in Prudential's investment advisory activities, as well as all supervised persons, both non-clerical and clerical, who are access persons as defined in Rule 204A-1.[1]

Prudential's remaining 11,900-plus supervised persons – the majority of Prudential's workforce – are "non-advisory personnel." Non-advisory personnel have no involvement, either directly or indirectly, in Prudential's investment advisory activities, have no access to nonpublic information about Prudential's investment advisory activities, and are involved solely in Prudential's insurance businesses.[2] Prudential does not treat as non-advisory personnel anyone who is involved, either directly or indirectly, in Prudential's investment advisory activities or anyone who would be considered an access person under Rule 204A-1.

Prudential is concerned that Rule 204A-1, as described below, would require it to subject to its investment adviser code of ethics all of its approximately 12,000 supervised persons, to

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1 Rule 204A-1(e)(1)(i) defines the term "access person" as any supervised person:

> (A) Who has access to nonpublic information regarding any clients' purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund, or
>
> (B) Who is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic.

The term "access person" includes all employees who communicate investment advice to clients as well as "[a]dministrative, technical, and clerical personnel ... if their functions or duties give them access to nonpublic information." Investment Advisers Act Release No. 2256 (July 2, 2004) (release adopting Rule 204A-1) (the "Adopting Release").

2 Prudential's insurance businesses consist of engaging in the types of insurance activities authorized by the State of New Jersey Department of Insurance (life, health, annuities, and variable contracts) as well as related services (such as retirement plan recordkeeping and providing administrative, technical, and corporate services to affiliated companies in accordance with service contracts approved by the State of New Jersey Department of Insurance). It is possible for an individual to be involved in both Prudential's insurance and advisory businesses. Such persons are treated as investment advisory personnel.

provide a copy of its code of ethics to each of them, and to obtain from each of them an acknowledgement of the person's receipt of a copy of the code. In addition, Prudential is concerned that the delivery and acknowledgment record provision, as described below, would require it to maintain a record of each of these 12,000 acknowledgements. Prudential believes that the application of these requirements to its 11,900-plus supervised persons who are non-advisory personnel would do little to further the purpose underlying Rule 204A-1 and would be unnecessarily time-consuming and burdensome to administer. Accordingly, Prudential requests relief from these requirements, as described below.

Rule 204A-1

Rule 204A-1 requires every registered investment adviser to adopt and enforce a written code of ethics applicable to its supervised persons. The rule is designed to reinforce fiduciary principles that must govern the conduct of advisory firms and their personnel and thereby prevent an investment adviser's supervised persons from engaging in fraud.[3] The Rule requires a code of ethics to contain certain provisions addressing the investment adviser's "supervised persons."[4] The term "supervised persons" is defined in Section 202(a)(25) of the Advisers Act to include all of the adviser's partners, officers, directors, and employees.[5]

Four provisions of the Rule (paragraphs (a)(1), (a)(2), (a)(4) and (a)(5), referred to collectively as the "supervised persons provisions") are specifically applicable to supervised persons:

- The code must contain a standard (or standards) of business conduct that the firm requires of its supervised persons, which standard must reflect the firm's fiduciary obligations and those of its supervised persons;
- The code must contain provisions requiring supervised persons to comply with applicable federal securities laws;
- The code must contain provisions requiring supervised persons to report any violations of the code of ethics promptly to the firm's chief compliance officer or, provided that the firm's chief compliance officer also receives reports of all violations, to other persons designated in the code of ethics; and

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3 *See* Adopting Release.

4 Section 202(a)(25) of the Advisers Act [15 U.S.C. 80b-2(a)(25)] includes within the definition of "supervised persons" the adviser's partners, officers, directors (or other persons occupying a similar status or performing similar functions) and employees.

5 *See* Section 202(a)(25) of the Advisers Act; *see also* Adopting Release n.23. The term "supervised persons" includes clerical employees. Access persons are a subset of supervised persons. *See* Rule 204A-1(e)(1)(i) (defining "access persons" as a subset of "supervised persons").

- The code must contain provisions requiring the firm to provide each of its supervised persons with a copy of the code and any amendments to the code, and requiring the firm's supervised persons to provide the firm with a written acknowledgment of their receipt of the code and any amendments (the "delivery and acknowledgment provision").[6]

In connection with the delivery and acknowledgement provision, paragraph (a)(12)(iii) of Rule 204-2 requires an investment adviser to maintain "[a] record of all written acknowledgements as required by [Rule 204A-1(a)(5)] for each person who is currently, or within the past five years was, a supervised person of the investment adviser."

It is evident that, in adopting the rule, the Commission focused on the obligations of those employees of the firm who are engaged in activities related to the firm's investment advisory business (whether these employees are actually engaged in providing investment advisory services or performing administrative, clerical or other functions in support of those activities). As the Commission stated in adopting the rule:

> The codes will impress upon advisers' supervised persons the significance of the fiduciary aspects of their professional responsibilities, formulating these into standards of conduct to which their employers will hold these individuals accountable. Codes of ethics will also be an important part of advisers' efforts to prevent fraudulent personal trading by their supervised persons. As a result, these codes increase investor protection by forestalling supervised persons from engaging in misconduct that defrauds clients.[7]

As noted above, the term supervised persons includes all employees of the investment adviser. In the case of a registered investment adviser that is engaged primarily in providing investment advice, it is reasonable and appropriate for all of the requirements of Rule 204A-1 and Rule 204-2(a)(12)(iii) to apply to all of an investment adviser's supervised persons.

We believe, however, that the breadth of the persons covered by the supervised persons provisions, as applied to a registered investment adviser such as Prudential that primarily engages in a business other than the investment advisory business and has certain other characteristics, is too broad. As discussed above, in addition to being engaged primarily in a business other than the investment advisory business, Prudential engages in only limited investment advisory activities and has a large workforce, the vast majority of whom are non-advisory personnel.

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[6] Paragraph (a)(3) applies to access persons. We do not raise any issues concerning the scope of that paragraph.

[7] *See* Adopting Release.

As the staff has long recognized, insurance companies, such as Prudential, generally engage in a broad range of activities that do not relate to providing investment advisory services. As a result, the staff has agreed that certain disclosure and recordkeeping requirements under the Act should be tailored so that they are applicable only to employees who are involved in the investment advisory activities of the insurance company.

Insurance companies that provided investment advisory services were initially required to register under the Act in the early 1970s, when the Act was amended to repeal the exemption from registration for those investment advisers whose only clients were registered investment companies.[8] At that time, Item 12(c) of Form ADV (current Item 10) required that a corporate applicant list on Schedule A of Form ADV all officers, directors and persons with similar status or functions. Several insurance companies requested that the staff take a no-action position if these companies, in responding to this item, listed only the officers, directors and certain other persons who were or might be directly or indirectly engaged in the investment advisory activities of the insurance company – generally those individuals connected with the operations of certain specified separate accounts or registered investment companies for whom the insurance company might be deemed to be an investment adviser.[9]

In addition, Item 16(c) of Form ADV (current Item 11) required the registrant to provide certain disciplinary information with respect to its officers, directors and employees (other than employees who performed clerical, secretarial and administrative functions). The staff was requested to grant no-action relief if such information was provided only with respect to the individuals named in response to Item 12(c), as well as employees who were engaged in the investment advisory activities of the insurance company. As one of the insurance companies requesting such relief noted, it would be "impractical and unnecessary for it to canvass all of its employees" for purposes of responding to Item 16.[10]

The staff granted these requests for no-action relief. The staff noted that the omission of a person from the response to these items "shall be deemed a representation that such [person] has no direct or indirect connection with [the insurance company's] investment advisory activities . . . ."[11] This suggests that the staff agreed that it was not necessary for certain

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8 C. Kirsch, *Investment Adviser Regulation* 2-30-2-31 (2004).

9 *See, e.g.,* Northwestern National Life Insurance (Jan. 6, 1983) (the staff also concurred that the firm need only list, in response to Item 2(d) of Form ADV, the addresses and telephone numbers of offices in which investment advisory activities occurred); Mutual Life Insurance Co. of New York (March 2, 1978); Metropolitan Life Insurance Co. (Jan. 13, 1972); General American Life Insurance Co. (Jan. 4, 1972); Prudential Insurance Co. of America (Dec. 18, 1971).

10 *See, e.g.*, Prudential Insurance Co. of America (Dec. 18, 1971).

11 *See, e.g., id.*.

disclosure and other regulatory requirements to apply to employees who did not participate in the firm's investment advisory activities.

In 1977, the staff went a step further and stated that it would not take any action if an insurance company did not maintain the records of the personal securities transactions of certain employees pursuant to Rule 204-2(a)(13) under the Act.[12] That paragraph of the Rule then required that records be kept of the personal securities transactions of advisory representatives.[13] The staff agreed with the conclusion that employees who were not involved in these activities would not be in a position to front run client accounts or otherwise engage in activities at the expense of the firm's clients. Thus, it was not necessary to subject these employees to the mechanisms that were designed to permit the firm (and the SEC staff) to monitor their personal trading activities.

The logic of these no-action letters is as compelling now as it was then. The supervised persons provisions apply to all of Prudential's investment advisory personnel and, therefore, apply to those supervised persons who are likely to benefit from receiving and being subject to the requirements of a code of ethics that reinforces the fiduciary principles governing Prudential's investment advisory business.

On the other hand, excluding non-advisory personnel from the scope of the supervised person provisions in Prudential's code of ethics does not frustrate the purpose of Rule 204A-1. Requiring the thousands of employees who are non-advisory personnel to be subject to the firm's code, and requiring Prudential to maintain records of their acknowledgment of the receipt of the code, would not be useful in advancing the laudable policies underlying Rule 204A-1. A code of ethics tailored to Prudential's investment advisory business would not be relevant to Prudential's insurance businesses.

We also note that this approach will substantially reduce unnecessary burdens that might otherwise be imposed by the rule. Prudential's application of the delivery and acknowledgement provision and the delivery and acknowledgment record provision only to its investment advisory personnel will alleviate the otherwise very time-consuming and burdensome administrative task of monitoring the delivery of Prudential's code of ethics to each of its 11,900-plus non-advisory personnel, the receipt of written acknowledgements from each of its 11,900-plus non-advisory personnel, and the maintenance of a record of written acknowledgements for each of its 11,900-plus non-advisory personnel. The time involved in fulfilling these tasks would be substantial.

Conclusion

For the foregoing reasons, we request that the staff provide its assurance that it would not recommend enforcement action to the Commission against Prudential pursuant to Rule 204A-1 under the Advisers Act if Prudential does not comply with the requirements of Rule 204A-1 with

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12 Prudential Insurance Co. of America (June 3, 1977).

13 This recordkeeping requirement now applies to personal securities transactions of "access persons."

respect to Prudential's non-advisory personnel. We also seek the staff's assurance that it would not recommend enforcement action to the Commission against Prudential pursuant to Rule 204-2 under the Advisers Act if Prudential does not comply with the recordkeeping requirements of paragraph (a)(12)(iii) of Rule 204-2 with respect to its non-advisory personnel.

If you have any questions, please contact me at (202) 383-8050.

Sincerely,



Kenneth J. Berman